--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-1

                             (AMENDMENT NO. 3)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D

                             (AMENDMENT NO. 3)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)

                                ---------------

                             CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)

                                ---------------

                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                         (Title of Class of Securities)

                                ---------------

                                   825229107
                     (CUSIP Number of Class of Securities)

                                ---------------

                               Thomas H. Johnson
                      President & Chief Executive Officer
                             Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                 (804) 697-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                             Gary E. Thompson, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                 (804) 788-8200

                                ---------------

                             December 20, 1999
            (Date of Event Which Requires Filing of This Statement)
--------------------------------------------------------------------------------

  This Amendment No. 3 to Schedule 14D-1 supplements and amends the Tender Offer Statement on Schedule 14D-1, filed on December 3, 1999 (the "Schedule 14D-1"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 3 to Schedule 14D-1 also constitutes Amendment No. 3 to the statement on Schedule 13D of Purchaser and Chesapeake, filed on November 30, 1999.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

  The text of Section 10 of the Offer to Purchase is hereby amended and supplemented by adding thereto the following:

  (b) On December 16, 1999, the Company issued the following press release:

         Shorewood Board Rejects Chesapeake's Offer as Inadequate

   Files Counterclaims Alleging Chesapeake is 'Interested Stockholder';

  Could Jeopardize its Financing if Merger not Possible for Three Years

NEW YORK, Dec. 16 /PRNewswire/--Shorewood Packaging Corporation (NYSE: SWD) announced today that its Board of Directors voted unanimously to recommend that stockholders reject the unsolicited $17.25 per share tender offer by Chesapeake Corporation (NYSE: CSK) and not tender any of their shares pursuant to the offer.

  In recommending that stockholders reject Chesapeake's offer, Shorewood's Board cited the following:

  . the Board's view that the Chesapeake offer is inadequate and does not reflect the inherent value of Shorewood as a leading value-added provider of high quality printing and paperboard packaging products for the music, computer software, cosmetics and toiletries, food, home video, tobacco, and general consumer markets in North America.

  . the written opinion of Bear, Stearns & Co. Inc., Shorewood's financial advisor, that Chesapeake's offer price is inadequate from a financial point of view to Shorewood's stockholders (other than Chesapeake and its affiliates).

  . the opportunistic timing of Chesapeake's offer, which seeks to exploit Shorewood's recent stock price in relation to historic trading patterns.

  . that Chesapeake's offer price represents a 15% to 20% discount to the one year target prices for Shorewood's stock (without taking into account any extraordinary transaction) which have been announced by several major Wall Street brokerage firms that cover Shorewood.

  . the significant uncertainties and contingencies associated with Chesapeake's offer, including the numerous conditions to Chesapeake's financing and the Board's belief that one or more of these conditions cannot be satisfied.

  . the significant uncertainties associated with the second-step merger proposed by Chesapeake, including uncertainty as to the permissibility of such merger within three years under Section 203 of the Delaware corporate law.

  . the Board's belief that Chesapeake's offer represents an attempt by Chesapeake to usurp for itself the future growth in revenues, net income and cash flow and stock price appreciation that are only beginning to result from Shorewood's recent capital expenditures and other initiatives aimed at making Shorewood the premier global supplier of value-added packaging.

  . the Board's view that based on, among other things, the preliminary discussions Shorewood has had with certain unsolicited third parties, Shorewood has a variety of strategic alternatives available to it to enhance stockholder value.

Marc P. Shore, Chairman and Chief Executive Officer, stated, "Chesapeake's hostile offer is clearly inadequate. It represents a significant discount to our 52-week high, does not accurately reflect the Company's growth prospects and may not be capable of being completed. Shorewood is a strong and growing company with a proven track record and an exciting future."

Shore added, "The Board is fully committed to enhancing value for Shorewood stockholders and has authorized management and its advisors to explore the various strategic alternatives available to us. We look forward to completing that process."

Shorewood also announced today that it is filing counterclaims in the lawsuits brought by Chesapeake in Delaware state and federal court. The counterclaims allege, among other things, that when Chesapeake agreed on November 26 to purchase 14.9% of Shorewood's outstanding shares from an institutional holder that held over 20% of the outstanding shares, the institutional holder agreed to vote the remaining shares in favor of Chesapeake's consent solicitation. The counterclaims also allege that other provisions of the purchase agreement amount to an arrangement and understanding between the institutional holder and Chesapeake with respect to the entire 20% block. The effect of this arrangement is to make Chesapeake an "interested stockholder" under Section 203 of the Delaware corporate law, thereby proscribing Chesapeake's ability to consummate a merger for three years without the two-thirds vote of the outstanding shares not owned by Chesapeake. The Chancery Court counterclaim seeks a declaratory judgment that Chesapeake is an "interested stockholder". The Federal counterclaim alleges that Chesapeake's tender offer materials do not disclose the full beneficial ownership and that Chesapeake has misstated and concealed the fact that its financing is subject to numerous conditions, many of which cannot be satisfied.

Additional information with respect to the Board's decision to recommend that stockholders reject Chesapeake's offer and the matters considered by the Board in reaching such decision is contained in Shorewood's
Solicitation/Recommendation Statement on Schedule 14D-9, which is being filed today with the Securities and Exchange Commission and will be mailed to stockholders shortly.

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically identified by their inclusion of phrases such as "Shorewood anticipates," "Shorewood believes" and other phrases of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Shorewood to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions; competition; political changes in international markets; raw material and other operating costs; costs of capital equipment; changes in foreign currency exchange rates; changes in business strategy or expansion plans; the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital; fluctuating interest rates and other factors referenced in this release and in Shorewood's annual report on Form 10-K and quarterly reports on Form 10- Q.

THIS PRESS RELEASE DOES NOT CONSTITUTE A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION OF CHESAPEAKE CORPORATION. ANY SUCH SOLICITATION WILL BE MADE ONLY BY MEANS OF SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Shorewood Packaging Corporation ("Shorewood") and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to the consent solicitation being conducted by Chesapeake Corporation ("Chesapeake"). The participants in this solicitation may include:
(i) the directors of Shorewood (Marc P. Shore (Chairman of the Board and Chief Executive Officer), Howard M. Liebman (President and Chief Financial Officer), Leonard Verebay (Executive Vice President), Andrew N. Shore (Vice President and General Counsel), Kevin J. Bannon, Sharon R. Fairley, Virginia A. Kamsky,
R. Timothy O'Donnell and William P. Weidner; and (ii) William H. Hogan (Senior Vice President, Finance and Corporate Controller). As of the date of this communication, the number of shares of common stock, par value $0.01 per share ("Common Stock"), beneficially owned by the Shorewood participants (including shares subject to stock options exercisable within 60 days) is as follows:
Marc P. Shore (4,750,485), Howard M. Liebman (233,269), Leonard J. Verebay (500,180), Andrew N. Shore (169,052), Kevin J. Bannon (33,000), Virginia A. Kamsky (4,500), R. Timothy O'Donnell (326,118); William P. Weidner (57,000); and William H. Hogan (30,500 shares).

Shorewood has retained Bear, Stearns & Co. Inc. ("Bear Stearns") and Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisors in connection with the tender offer (the "Offer") by Chesapeake and its wholly owned subsidiary, Sheffield, Inc., to purchase shares of Common Stock for $17.25 per share net to the seller in cash, for which Bear Stearns and Jefferson Capital may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Shorewood has agreed to indemnify Bear Stearns, Jefferson Capital and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Neither Bear Stearns nor Jefferson Capital admit that they or any of their partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consent revocations, or that Schedule 14A requires the disclosure of certain information concerning Bear Stearns and Jefferson Capital, respectively.

In connection with Bear Sterns' role as co-financial advisor to Shorewood, Bear Stearns and the following investment banking employees of Bear Stearns may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: Terry Cryan (Senior Managing Director), Charles Edelman (Senior Managing Director), Mark A. Van Lith (Managing Director) and Karen Duffy (Vice President). Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Bear Stearns may trade securities of Shorewood for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Bear Stearns has informed Shorewood that, as of the date hereof, Bear Stearns held no shares of Common Stock for its own account. Bear Stearns and certain of its affiliates may have voting and dispositive power with respect to certain shares of Common Stock held in asset management, brokerage and other accounts. Bear Stearns and such affiliates disclaim beneficial ownership of such shares of Common Stock.

In connection with Jefferson Capital's role as co-financial advisor to Shorewood, Jefferson Capital and the following investment banking employees of Jefferson Capital may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: R. Timothy O'Donnell (President) and Louis W. Moelchert (Vice President). R. Timothy O'Donnell is the beneficial owner of 276,118 shares of Common Stock. Louis W.

Moelchert is the beneficial owner of 1,500 shares of Common Stock. Jefferson Capital has informed Shorewood that, as of the date hereof, it held 22,231 shares of Common Stock in its investment account.

  Also on December 16, 1999, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9.

  Also on December 16, 1999, the Company filed an answer to Chesapeake's complaint in the Court of Chancery of the State of Delaware denying all material allegations of Chesapeake's complaint. The Company also filed a counterclaim seeking, among other things, an order (i) declaring that Chesapeake is an "interested stockholder" and "associate" of the Company within the meaning of Section 203 of the DGCL, (ii) declaring that Chesapeake will remain an "interested stockholder" and "associate" of the Company during the entire time period prescribed by Section 203 of the DGCL, (iii) declaring that the refusal of the Company Board (as currently constituted or to be constituted in the future within the time period prescribed by Section 203 of the DGCL) to take any action rendering Section 203 of the DGCL inapplicable to the Offer and the Proposed Merger does not constitute a breach of fiduciary duty, (iv) declaring that the proposals to remove the members of the Company Board found in Chesapeake's Consent Solicitation (the "Removal Proposals") are invalid under Section 141 of the DGCL, and (v) temporarily and permanently enjoining the plaintiffs, their affiliates and all others acting in concert with them, from taking any action in furtherance of the Removal Proposals.

  Also on December 16, 1999, the Company filed an answer and counterclaim to Chesapeake's complaint in the United States District Court for the District of Delaware seeking, among other things, an order (i) declaring that Chesapeake's and Purchaser's Schedule 14D-1 and Schedule 13D are materially false and misleading, in violation of Sections 13(e) and 14(e) of the Exchange Act, and
(ii) preliminarily and permanently enjoining Chesapeake and Purchaser from proceeding with the Offer in violation of Sections 13(e) and 14(e) of the Exchange Act.

  Also on December 16, 1999, Chesapeake issued the follow press release:

            CHESAPEAKE AFFIRMS COMMITMENT TO TENDER OFFER AND

                           CONSENT SOLICITATION

               SEEKS TO JOIN SHOREWOOD'S STRATEGIC PROCESS

(Richmond, VA--December 16, 1999)--Chesapeake Corporation (NYSE:CSK) today expressed its disappointment with Shorewood Packaging Corporation's (NYSE:
SWD) response to Chesapeake's $17.25 all cash tender offer. Chesapeake remains committed to its fully-financed tender offer and planned consent solicitation.

Thomas H. Johnson, president and chief executive officer of Chesapeake, said, "We are extremely disappointed with the Shorewood Board of Directors' continued refusal to meet with us to discuss our fully-financed cash tender offer of $17.25 per share. This is especially true because we note that Shorewood has authorized management and its advisors to explore various strategic alternatives. It would clearly be a disservice to Shorewood's stockholders to exclude Chesapeake or any interested party from this process.

"For Shorewood to reject our offer, especially without talking to us, is irresponsible. Our financing is fully committed, subject only to customary conditions that can be readily satisfied. Moreover, Shorewood's claim that Chesapeake has exceeded the 14.9 percent threshold for the Delaware antitakeover statute is without merit. At no time has Chesapeake been a party to any agreement or understanding that would cause us to exceed that threshold. Our stock purchase agreement with an institutional investor has been on file with the Securities and Exchange Commission since November 30, 1999," Mr. Johnson continued.

"We are vigorously pursuing our litigation in the Court of Chancery for the State of Delaware which, among other things, seeks an order that Shorewood's directors have breached their fiduciary duties under Delaware law. We are also asking the Court to prevent Shorewood and its directors from taking certain actions to thwart or interfere with our tender offer and consent solicitation efforts," Mr. Johnson concluded.

A trial has been scheduled in the Court of Chancery for the State of Delaware, commencing January 10, 2000, regarding several key issues relating to Chesapeake's tender offer and planned consent solicitation.

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

                                  # # #

This news release does not constitute an offer to purchase any securities, nor a solicitation of proxies or consents, from the stockholders of Shorewood Packaging Corporation. The tender offer, and any solicitation of written consents, will be made only pursuant to separate materials in compliance with the requirements of applicable federal and state law.

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

      For media relations, call:              For investor relations, call:
              Molly Remes                      William Tolley/Joel Mostrom
             804-697-1110                       804-697-1157/804-697-1147

                          Joele Frank or Andy Brimmer
                           Abernathy MacGregor Frank
                                 212-371-5999

  On December 17, 1999, Chesapeake issued the following press release:

                CHESAPEAKE SENDS LETTER TO SHOREWOOD BOARD

(Richmond, VA--December 17, 1999)--Chesapeake Corporation (NYSE: CSK) today sent the following letter to Marc Shore and the board of directors of Shorewood Packaging Corporation (NYSE: SWD) reiterating its desire to be included in their exploration of strategic alternatives:

                                                         December 17, 1999

Mr. Marc P. Shore

Chairman of the Board & Chief Executive Officer

Shorewood Packaging Corporation

277 Park Avenue

New York, New York 10172

Dear Marc:

I am writing on behalf of the Board of Directors of Chesapeake. The 14-D9 Shorewood filed yesterday with the Securities and Exchange Commission indicates that your Board is exploring alternatives to enhance stockholder value. Your filing also indicates that Shorewood has entered into confidentiality agreements and begun preliminary discussions with third parties, other than Chesapeake, who are interested in pursuing a transaction.

You have told me personally that you and your board believe a combination of our two companies makes strategic sense. Given that Shorewood is exploring strategic alternatives, any process undertaken by the Shorewood Board to enhance shareholder value must include Chesapeake or you would be doing a disservice to your stockholders, as well as your customers and employees.

Chesapeake is a ready, willing and able buyer. As I indicated in an earlier letter, we have in place a fully committed credit facility from First Union National Bank that permits us to complete our acquisitions of both Boxmore and Shorewood on the terms of our offers. Accordingly, neither offer is subject to any financing conditions.

We reiterate our offer to meet with the Shorewood Board to negotiate the terms, including price and structure, of an acquisition of Shorewood by Chesapeake. Given the importance to your stockholders of our continued interest in Shorewood, we are ready to meet with you and your advisors at your earliest convenience.

Sincerely,

/s/ Thomas H. Johnson

Thomas H. Johnson

President & Chief Executive Officer

On December 3, 1999 Chesapeake announced that it would commence a tender offer to acquire all the outstanding shares of Shorewood for $17.25 in cash per share, or approximately $500 million. Chesapeake's tender offer represents an approximate 45% premium to Shorewood's closing stock price on November 9, 1999, the day prior to Chesapeake's initial proposal to Shorewood's board of directors.

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

                                  # # #

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

      For media relations, call:              For investor relations, call:
              Molly Remes                      William Tolley/Joel Mostrom
             804-697-1110                       804-697-1157/804-697-1147

                       Joele Frank or Andy Brimmer

                        Abernathy MacGregor Frank

                               212-371-5999

  On December 20, 1999, Chesapeake issued the following press release:


                    CHESAPEAKE ANNOUNCES EXPIRATION OF

                     HART-SCOTT-RODINO WAITING PERIOD

          Will Proceed With All Cash Tender Offer For Shorewood

(Richmond, VA--December 20, 1999)--Chesapeake Corporation (NYSE:CSK) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired, satisfying one of the conditions to proceed with its fully financed cash tender offer for all of Shorewood Packaging Corporation's (NYSE:SWD) outstanding common stock at a price of $17.25 per share.

On December 3, 1999, Chesapeake announced that it would commence a tender offer to acquire all the outstanding shares of Shorewood for $17.25 in cash per share, or approximately $500 million. Chesapeake's tender offer represents an approximate 45 percent premium to Shorewood's closing stock price on November 9, 1999, the day prior to Chesapeake's initial proposal to Shorewood's board of directors.

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp. com.

                                  # # #

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

    For media relations, call:             For investor relations, call:

           Molly Remes                      William Tolley/Joel Mostrom

           804-697-1110                      804-697-1157/804-697-1147


                       Joele Frank or Andy Brimmer

                        Abernathy MacGregor Frank

                               212-371-5999

Item 10. Additional Information

  The text of Section 15 of the Offer to Purchase is hereby amended and supplemented by adding thereto the following:

  (c) On December 20, 1999, Cheasapeke announced that the waiting period under the HSR Act had expired, satisfying one of the conditions to proceed with the Offer. See the press release issued by Chesapeake on December 20, 1999, the text of which is set forth in Item 3 above.

  (e) On December 16, 1999, the Company filed an answer to Chesapeake's complaint in the Court of Chancery of the State of Delaware denying all material allegations of Chesapeake's complaint. The Company also filed a counterclaim seeking, among other things, an order (i) declaring that Chesapeake is an "interested stockholder" and "associate" of the Company within the meaning of Section 203 of the DGCL, (ii) declaring that Chesapeake will remain an "interested stockholder" and "associate" of the Company during the entire time period prescribed by Section 203 of the DGCL, (iii) declaring that the refusal of the Company Board (as currently constituted or to be constituted in the future within the time period prescribed by Section 203 of the DGCL) to take any action rendering Section 203 of the DGCL inapplicable to the Offer and the Proposed Merger does not constitute a breach of fiduciary duty, (iv) declaring that the proposals to remove the members of the Company Board found in Chesapeake's Consent Solicitation (the "Removal Proposals") are invalid under Section 141 of the DGCL, and (v) temporarily and permanently enjoining the plaintiffs, their affiliates and all others acting in concert with them, from taking any action in furtherance of the Removal Proposals.

  On December 16, 1999, the Company filed an answer and counterclaim to Chesapeake's complaint in the United States District Court for the District of Delaware seeking, among other things, an order (i) declaring that Chesapeake's and Purchaser's Schedule 14D-1 and Schedule 13D are materially false and misleading, in violation of Sections 13(e) and 14(e) of the Exchange Act, and
(ii) preliminarily and permanently enjoining Chesapeake and Purchaser from proceeding with the Offer in violation of Sections 13(e) and 14(e) of the Exchange Act.

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 1999

                                          CHESAPEAKE CORPORATION

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                              Senior Vice President, Secretary
                                                     & General Counsel

                                          SHEFFIELD, INC.

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                                 Vice President & Secretary